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                            April 8, 2022

       Zachary Lee Prince
       Chief Executive Officer
       BlockFi Inc.
       201 Montgomery Street, Suite 263
       Jersey City, NJ 07302

                                                        Re: BlockFi Inc.
                                                            Application for
Qualification of Indenture Under the Trust Indenture Act of
                                                            1939 on Form T-3
                                                            Filed April 4, 2022
                                                            File No. 022-29100

       Dear Mr. Prince:

             We have limited our review of your application to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your application and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

       Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3

       General

   1. Please provide us with your analysis that the transaction is exempt from registration pursuant to Section
3(a)(9) of the Securities Act, and please accompany your analysis with an opinion of counsel.
Please also provide an opinion of counsel that the assumption by
                                                        BlockFi Inc. of BlockFi
Lending   s obligations under the BlockFi Interest Accounts and
                                                        the addition of a new
obligor are not sales pursuant to Section 2(a)(3) of the Securities
                                                        Act.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zachary Lee Prince
BlockFi Inc.
April 8, 2022
Page 2



      Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal
Branch Chief, at 202-551-3758 with any other questions.



FirstName LastNameZachary Lee Prince                   Sincerely,
Comapany NameBlockFi Inc.
                                                       Division of Corporation
Finance
April 8, 2022 Page 2                                   Office of Finance
FirstName LastName